Culture is a New Asset.

Ability to invest in contemporary art, sneakers, and collectibles for as little as $25.

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Build a Collection. And a Portfolio.



Contemporary Art



Music Albums



Collectibles

These are opportunities that we will or would like to offer. These are not currently available.

How It Works

01 We acquire high-quality assets and issue shares with the SEC.

02 Through weekly drops, we offer fractional ownership to our members.

03 Assets are put on display at public spaces all over the world.


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Why Otis

Diversified
Potentially manage your risk across different alternative investments that you actually care about.

Managed
We do all the work of sourcing, analyzing, securitizing, maintaining and storing the assets.

Invested
Otis retains ownership interest in each asset, which means we invest alongside you.

Data-Driven
We analyze financial, industry-specific, and social metrics for each asset, and have internal pricing models to support decision-making.

Cultural Significance
We invest in assets that align with the values of our generation.

Our Infrastructure

Custodianship
All assets are stored in a museum-quality storage facility at UOVO Fine Art in Orangeburg, NY.

Insurance
All assets are insured by Aspen American Insurance Company. Otis insures all assets during transport and storage.

Compliance
Otis retains North Capital Private Securities, Corp, members FINRA/SIPC as its registered broker dealer.

Legal
Otis retains Bevilacqua, PLLC as counsel.

Security
We encrypt all customer data using 256-bit encryption and SSL.